# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braveheart Bio, Inc., CIK 0002131524
CUSIP: 10567X101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Letterman Drive, Building A, Suite A4-300, San Francisco, California (CA), 94129
Date of event which requires filing of this statement: 08/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,976,457; sole dispositive power 0; shared dispositive power 4,976,457; aggregate amount beneficially owned 4,976,457 (5.5% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,976,457; sole dispositive power 0; shared dispositive power 4,976,457; aggregate amount beneficially owned 4,976,457 (5.5% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,976,457; sole dispositive power 0; shared dispositive power 4,976,457; aggregate amount beneficially owned 4,976,457 (5.5% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,361; sole dispositive power 0; shared dispositive power 20,361; aggregate amount beneficially owned 20,361 (0% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,361; sole dispositive power 0; shared dispositive power 20,361; aggregate amount beneficially owned 20,361 (0% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,361; sole dispositive power 0; shared dispositive power 20,361; aggregate amount beneficially owned 20,361 (0% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 110,554; sole dispositive power 0; shared dispositive power 110,554; aggregate amount beneficially owned 110,554 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 110,554; sole dispositive power 0; shared dispositive power 110,554; aggregate amount beneficially owned 110,554 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 110,554; sole dispositive power 0; shared dispositive power 110,554; aggregate amount beneficially owned 110,554 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 90,038,969 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 6, 2026.

## Item 1. Issuer
Name of issuer: Braveheart Bio, Inc.
Address of issuer's principal executive offices: One Letterman Drive, Building A, Suite A4-300, San Francisco, CA, 94129.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 4,976,457 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS XI directly holds 20,361 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 110,554 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/14/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/14/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (08/14/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/14/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/14/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (08/14/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/14/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/14/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (08/14/2026)